Exhibit 99.1

Press Release

RedHill’s Opaganib Selected by the NIH Radiation and
Nuclear Countermeasures Program

The National Institutes of Health’s (NIH) Radiation and Nuclear Countermeasures Program
(RNCP) has selected opaganib for testing via their radiation medical countermeasures Product
Development Support contract as a potential treatment for Acute Radiation Syndrome (ARS)
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The RNCP is tasked with accelerating development of medical countermeasures for radiation injuries resulting from exposure during a radiological or nuclear public health emergency. As part of this collaboration with RedHill, studies will be undertaken to validate opaganib’s efficacy in established pre-clinical animal models of ARS
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The Company expects research support provided by the RNCP collaboration to significantly accelerate and enhance the development program for opaganib, allowing access to key research models and resources
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Selection by the RNCP follows recent U.S Food and Drug Administration (FDA) guidance to
RedHill about the applicability of the Animal Rule regulatory pathway for opaganib for ARS, utilizing pivotal animal model efficacy studies and human safety instead of human efficacy trials
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RedHill will work closely with the RNCP on development of opaganib as a potential radiation medical countermeasure. Additional collaboration discussions with other U.S. agencies and other governments are ongoing
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Opaganib, a novel oral, small molecule pill with a five-year shelf-life, is easy to administer and distribute, supporting potential central government stockpiling for use in mass casualty radiological or nuclear incidents, if approved by the FDA

TEL AVIV, Israel and RALEIGH, NC, February 28, 2023, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, has selected opaganib1 for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS). As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with RedHill, to test opaganib in established ARS models.

Dror Ben-Asher, CEO of RedHill Biopharma, said: “The selection of opaganib by the RNCP for studies in its product development pipeline for ARS provides an important validation of opaganib’s potential for that indication. The RNCP collaboration is expected to significantly accelerate and enhance the opaganib development program, allowing access to key research models and the resources required to undertake such testing. This exciting development follows last week’s news regarding the applicability of the Animal Rule development pathway to opaganib for ARS, emanating from our recent FDA Type-B meeting. RedHill is looking forward to working with both the RNCP and FDA on the development and approval of opaganib as a potential radiation medical countermeasure. In addition, we are continuing our collaboration discussions with other U.S. Government agencies and other governments regarding opaganib for ARS, COVID-19 and other indications.”

In an ARS setting, opaganib is thought to exert its protective effects via an anti-inflammatory mechanism of action involving ceramide elevation and reduction of sphingosine 1-phosphate (S1P) in human cells. The molecule is believed to reduce inflammatory damage to normal tissue and thus suppress toxicity from unintended ionizing radiation exposure and promote viability and robustness of hematopoietic stem cells. A recent publication in the International Journal of Molecular Sciences, entitled “Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy” describes the collective results of eight U.S. Government-funded in vivo studies by RedHill and Apogee Biotechnology Corporation (“Apogee”), as well as additional experiments, establishing opaganib’s potential radiation protection capabilities2. In the relevant study models, opaganib was associated with protection of normal tissue, including the gastrointestinal (GI) tract, from damage due to ionizing radiation exposure from total-body exposure or targeted cancer radiotherapy. Additional independent studies demonstrate the role of inhibition of sphingosine kinase-2 (SPHK2), the target of opaganib, in radioprotection in bone marrow, with knockout of SPHK2 showing enhanced survival in mice irradiated with lethal models of whole-body radiation3.

Opaganib, a novel, oral, small molecule pill with a five-year shelf-life, is easy to administer and distribute, supporting potential central government stockpiling for use in mass casualty nuclear radiation incidents, if approved.

About Acute Radiation Syndrome (ARS)
ARS, sometimes known as radiation toxicity or radiation sickness, is generally rare; however, public health emergencies, such as a nuclear power plant accident or detonation of a nuclear device, could affect large numbers of people. ARS is an acute illness caused by irradiation of the body by a high dose of penetrating radiation in a short period of time. Much of the damage caused by ARS is caused by inflammation secondary to the direct effects of ionizing radiation itself.

Current treatments for ARS are supportive care, including blood transfusions, antibiotics, etc., as well as the availability of four approved products (three growth factors to address neutropenia and one to mitigate thrombocytopenia). However, other radiation-induced clinical manifestations that have been observed in natural history studies and remain unaddressed with the current treatments include GI-ARS, cutaneous injury,  and late effects in the lung, heart, and kidneys. Opaganib, an SPHK2 inhibitor, may offer a new therapeutic approach to mitigate both hematopoietic-ARS and GI-ARS. It has also been reported in the literature that inhibition of SPHK2 promotes the viability and robustness of hematopoietic stem cells, even in the face of radiation damage, supporting increased survival.

About Opaganib (ABC294640)
Opaganib, a new chemical entity, is an orally administered, first-in-class proprietary selective inhibitor of SPHK2 with suggested anti-inflammatory, anticancer, radioprotective and antiviral activity. The SPHK2 inhibitor is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

Opaganib is also being developed as a host-directed antiviral against SARS-CoV-2 and other viruses and has received Orphan Drug designation from the FDA for the treatment of cholangiocarcinoma. A Phase 2a study in advanced cholangiocarcinoma and a prostate cancer study is ongoing. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has demonstrated broad-acting, host-directed, antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A. Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Data from the opaganib global Phase 2/3 study has been submitted for peer review and recently published in medRxiv.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications. Opaganib has demonstrated its safety and tolerability profile in more than 470 people in multiple clinical studies and expanded access use.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults4, and Aemcolo® for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed, SPHK2 selective inhibitor targeting multiple indications, including for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19 and a Phase 2 program in oncology and a nuclear radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed serine protease inhibitor with potential for pandemic preparedness, is in late-stage development for treatment of non-hospitalized symptomatic COVID-19, and is targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102, with expected UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the risk that the development of opaganib as part of the RNCP Product Development Pipeline may not be completed or successful; the risk that opaganib will not be shown to elevate ceramide and reduce sphingosine 1-phosphate (S1P) in cells, increasing the antitumor efficacy of radiation while concomitantly suppressing inflammatory damage to normal tissue, leading to the potential to suppress toxicity from unintended ionizing radiation (IR) exposure and improve patient response to chemoradiation in an oncology & radiological setting; the risk that the FDA may not agree with the Company’s proposed development plans for opaganib for any indication; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that opaganib will not be shown to be broad acting, host-directed candidate therapies for pandemic preparedness; the risk that a pivotal Phase 3 trial for opaganib will not be initiated or that such trial be successful and, even if successful, such study and results may not be sufficient for regulatory applications, including emergency use or marketing applications; the risk that additional COVID-19 studies for opaganib are required by regulatory authorities to support such potential applications and the use or marketing of opaganib for COVID-19 patients; the risk that opaganib will not be effective against emerging viral variants, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022, and the Company’s Report on Form 6-K filed with the SEC on November 10, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: R&D

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Maines LW, Schrecengost RS, Zhuang Y, Keller SN, Smith RA, Green CL, Smith CD. Opaganib Protects against Radiation Toxicity: Implications for Homeland Security and Antitumor Radiotherapy. International Journal of Molecular Sciences. 2022; 23(21):13191. https://doi.org/10.3390/ijms232113191.
3 Li C. et al., Loss of Sphingosine Kinase 2 Promotes the Expansion of Hematopoietic Stem Cells by Improving Their Metabolic Fitness. Blood. October 2022;140(15):1686-1701.
4 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
5 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.